The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated December 1, 2011
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated June 23, 2011
US$    ●
Senior Medium-Term Notes, Series B
Buffered Bullish Digital Return Notes due December 30, 2013
Linked to the S&P 500® Index

•
The notes are designed for investors who seek a fixed positive return equal to the Digital Return (as defined below) if there is any appreciation in the level of the S&P 500® Index (the “Underlying Asset”).  Investors should be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the level of the Underlying Asset decreases by more than 10% from its level on the pricing date, for a maximum loss of up to 90% the principal amount.

•	Investors in the notes may lose up to 90% of their principal at maturity.

•
The Digital Return will be between 16.50% and 19.50%, as determined on the Pricing Date. Accordingly, the maximum amount payable on the notes is expected to be between $1,165.00 and $1,195.00 for each $1,000 in principal amount.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on December 22, 2011, and the notes are expected to settle on or about December 30, 2011.

•	The notes are scheduled to mature on December 30, 2013.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366QM20.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-3 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-3 of the product supplement, and “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	●	●

Total	US$ ●	US$ ●	US$ ●

(1)      In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	S&P® 500 Index (Bloomberg symbol: SPX). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount x Digital Return)

If the Percentage Change is between 0% and -10% inclusive, then the investors will receive their principal amount.

If the Percentage Change is less than -10%, then the investors will receive a cash payment equal to:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Digital Return:	16.50%-19.50%, to be determined on the Pricing Date.

Initial Level:	The closing level of the Underlying Asset on the Pricing Date.

Final Level:	The closing level of the Underlying Asset on the Valuation Date.

Buffer Level:	90% of the Initial Level.

Buffer Percentage:
10%.  Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Underlying Asset does not decrease by more than 10%.  If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 90% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about December 22, 2011

Settlement Date:	On or about December 30, 2011, as determined on the Pricing Date.

Valuation Date:	On or about December 20, 2013, as determined on the Pricing Date.

Maturity Date:	On or about December 30, 2013, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date and Maturity Date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002122/a622111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all, of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 10%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level.  Accordingly, you could lose up to 90% of the principal amount of the notes.

•
Your return on the notes is limited to the Digital Return, regardless of any appreciation in the level of the Underlying Asset. — The return on your notes will not be greater than the Digital Return. This will be the case even if the Percentage Change exceeds the Digital Return.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
You will not have any shareholder rights and will have no right to receive any shares of any company included in the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of any company included in the Underlying Asset.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those securities.

•
Changes that affect the Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of Standard & Poor’s Financial Services LLC (“S&P”), the sponsor of the Underlying Asset, concerning the calculation of the Underlying Asset, additions, deletions or substitutions of the components of the Underlying Asset and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Asset and, therefore, could affect the level of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if S&P changes these policies, for example, by changing the manner in which it calculates the Underlying Asset, or if S&P discontinues or suspends the calculation or publication of the Underlying Asset.

•
We have no affiliation with S&P and will not be responsible for any actions taken by S&P. S&P is not an affiliate of ours or will not be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of S&P, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  S&P has no obligation of any sort with respect to the notes.  Thus, S&P has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading relating to the Underlying Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the level of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the hypothetical Initial Level of 1,195.00, a Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), and a hypothetical Digital Return of 18%, the midpoint of the Digital Return range of 16.50% to 19.50%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
0.00	-100.00%	-90.00%
597.50	-50.00%	-40.00%
896.25	-25.00%	-15.00%
956.00	-20.00%	-10.00%
1,075.50	-10.00%	0.00%
1,195.00	0.00%	0.00%
1,254.75	5.00%	18.00%
1,314.50	10.00%	18.00%
1,434.00	20.00%	18.00%
1,792.50	50.00%	18.00%
2,091.25	75.00%	18.00%
2,390.00	100.00%	18.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Underlying Asset decreases from the hypothetical Initial Level of 1,195.00 to a Final Level of 836.50, representing a Percentage Change of -30%.  Because the Percentage Change is negative and the Final Level of 836.50 is less than the Initial Level by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $800 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 2: The level of the Underlying Asset decreases from the hypothetical Initial Level of 1,195.00 to a Final Level of 1,135.25, representing a Percentage Change of -5%.  Although the Percentage Change is negative, because the Final Level of 1,135.25 is less than the Initial Level by not more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The level of the Underlying Asset increases from the hypothetical Initial Level of 1,195.00 to a Final Level of 1,314.50, representing a Percentage Change of 10%.  Because the Final Level of 1,314.50 is greater than the Initial Level and the Percentage Change of 10% is positive, the investor receives a payment at maturity of $1,180 per $1,000 principal amount per note, representing a positive return equal to the Digital Return.

Example 4: The level of the Underlying Asset increases from the hypothetical Initial Level of $1,195.00 to a Final Level of 1,792.50, representing a Percentage Change of 50%.  Because the Final Level of 1,792.50 is greater than the Initial Level and the Percentage Change of 50% is positive, the investor receives a payment at maturity of $1,180 per $1,000 principal amount per note, representing a positive return equal to the Digital Return.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

The Underlying Asset

All disclosures contained in this pricing supplement regarding the Underlying Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Underlying Asset, has no obligation to continue to publish, and may discontinue publication of, the Underlying Asset. The consequences of S&P discontinuing publication of the Underlying Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Underlying Asset on a Valuation Date.” Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of the Underlying Asset or any successor index.

The Underlying Asset is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Underlying Asset is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 31, 2011, 403 companies included in the Underlying Asset traded on the New York Stock Exchange, and 97 companies included in the Underlying Asset traded on The NASDAQ Stock Market. On October 31, 2011, the average market capitalization of the companies included in the Underlying Asset was $22.84 billion. As of that date, the largest component of the Underlying Asset had a market capitalization of $379.68 billion, and the smallest component of the Underlying Asset had a market capitalization of $0.92 billion.

S&P chooses companies for inclusion in the Underlying Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Underlying Asset, with the approximate percentage of the market capitalization of the Underlying Asset included in each group as of October 31, 2011 indicated in parentheses: Consumer Discretionary (10.65%); Consumer Staples (11.05%); Energy (12.27%); Financials (14.00%); Health Care (11.51%); Industrials (10.56%); Information Technology (19.68%); Materials (3.56%); Telecommunication Services (3.02%); and Utilities (3.70%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Underlying Asset to achieve the objectives stated above.

S&P calculates the Underlying Asset by reference to the prices of the constituent stocks of the Underlying Asset without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Underlying Asset constituent stocks and received the dividends paid on those stocks.

Computation of the Underlying Asset

While S&P currently employs the following methodology to calculate the Underlying Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the Underlying Asset was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Underlying Asset halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Underlying Asset to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Underlying Asset did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Asset.

Under float adjustment, the share counts used in calculating the Underlying Asset reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Underlying Asset calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Underlying Asset, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Asset is calculated using a base-weighted aggregate methodology. The level of the Underlying Asset reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Underlying Asset is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Asset, it serves as a link to the original base period level of the Underlying Asset. The index divisor keeps the Underlying Asset comparable over time and is the manipulation point for all adjustments to the Underlying Asset, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Underlying Asset, and do not require index divisor adjustments.

To prevent the level of the Underlying Asset from changing due to corporate actions, corporate actions which affect the total market value of the Underlying Asset require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Underlying Asset remains constant and does not reflect the corporate actions of individual companies in the Underlying Asset. Index divisor adjustments are made after the close of trading and after the calculation of the Underlying Asset closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Underlying Asset are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

We and S&P have entered into a non-exclusive license agreement providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the Underlying Asset, in connection with certain securities, including the notes. The Underlying Asset is owned and published by S&P.

The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index (the “Index”) to track general stock market performance. S&P's and its third party licensors’ only relationship to Bank of Montreal is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index, which is determined, composed and calculated by S&P or its third party licensors without regard to us or the notes.  S&P and its third party licensors have no obligation to take the needs of Bank of Montreal or the owners of the notes into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NONE OF S&P, ITS AFFILIATES, OR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500®" are trademarks of Standard & Poor's and have been licensed for use by Bank of Montreal. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low closing levels for the Underlying Asset from the first quarter of 2007 through November 28, 2011.

The historical levels of the Underlying Asset are provided for informational purposes only.  You should not take the historical levels of the Underlying Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Levels of the Underlying Asset

		High	Low

2007	First Quarter	1,459.68	1,374.12
	Second Quarter	1,539.18	1,424.55
	Third Quarter	1,553.08	1,406.70
	Fourth Quarter	1,565.15	1,407.22

2008	First Quarter	1,447.16	1,273.37
	Second Quarter	1,426.63	1,278.38
	Third Quarter	1,305.32	1,106.39
	Fourth Quarter	1,161.06	752.44

2009	First Quarter	934.70	676.53
	Second Quarter	946.21	811.08
	Third Quarter	1,071.66	879.13
	Fourth Quarter	1,127.78	1,025.21

2010	First Quarter	1,174.17	1,056.74
	Second Quarter	1,217.28	1,030.71
	Third Quarter	1,148.67	1,022.58
	Fourth Quarter	1,259.78	1,137.03

2011	First Quarter	1,343.01	1,256.88
	Second Quarter	1,363.61	1,265.42
	Third Quarter	1,353.22	1,119.46
	Fourth Quarter (through November 28, 2011)	1,285.09	1,099.23